[On Heritage Oaks Bancorp Letterhead]

May 3, 2012

VIA ELECTRONIC SUBMISSION

Meredith Cross, Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heritage Oaks Bancorp
Registration Statement on Form S-3
SEC File No. 333-158732

Dear Ms. Cross:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Oaks Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-158732), initially filed on April 23, 2009 and amended on April 30, 2009, together with all exhibits thereto (the “Registration Statement”).  The Registration Statement registered a warrant and common stock underlying the warrant that was sold to the United States Treasury (“Treasury”) pursuant to the Troubled Asset Relief Capital Purchase Program (“TARP CPP”).  Treasury recently requested that the Company also register shares of preferred stock that it purchased from the Company through the TARP CPP.  The Company is requesting withdrawal of the Registration Statement because it must utilize a registration statement on Form S-1 if it intends to currently register the warrant, common stock underlying the warrant and the preferred stock issued pursuant to the TARP CPP on a single registration statement.  As a result, concurrently with the withdrawal of the Registration Statement, the Company is filing a registration statement on Form S-1 that includes all securities issued pursuant to the TARP CPP. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Kenneth E. Moore of Stuart | Moore Law at (805) 545-8590.

Thank you for your assistance in this matter.

Sincerely,

Heritage Oaks Bancorp

/s/ Simone Lagomarsino
Simone Lagomarsino
President and Chief Executive Officer